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                                                                   EXHIBIT 6.(A)

                            FIBREBOARD CORPORATION
[LOGO]                   2200 ROSS AVENUE, SUITE 3600
                              DALLAS, TEXAS 75201

                                                                   May 30, 1997

Dear Stockholder:

  I am pleased to inform you that on May 27, 1997, Fibreboard Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Owens Corning, a Delaware corporation ("Owens Corning"), and Sierra Corp., a Delaware corporation and a wholly owned subsidiary of Owens Corning (the "Offeror"). Pursuant to the Merger Agreement, the Offeror is today commencing a tender offer (the "Offer") to purchase all outstanding shares of Common Stock, par value $.01 per share, of the Company, including the associated preferred share purchase rights (collectively, the "Shares") at a price of $55.00 per Share, net to the seller in cash, without interest thereon. The Merger Agreement provides that each Share not acquired by the Offeror pursuant to the Offer will be exchanged for the same consideration payable pursuant to the Offer in cash in connection with the merger (the "Merger") of the Offeror into the Company, which will occur as soon as practicable following the consummation of the Offer.

  Your Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. Accordingly, the Board of Directors recommends that stockholders accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Dillon, Read & Co. Inc. ("Dillon Read"), the Company's financial advisor, that, as of the date of such opinion, the $55.00 per Share to be offered to the stockholders of the Company in connection with the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the written opinion of Dillon Read, which sets forth the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken in connection with such opinion, is attached hereto and stockholders are urged to read the opinion in its entirety.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9. Also enclosed is the Offeror's Offer to Purchase, dated May 30, 1997, and related materials, including a Letter of Transmittal to be used for tendering your Shares. We urge you to read the enclosed material and consider this information carefully.

                                          Sincerely,

                                          [LOGO OF JOHN D. ROACH]
                                          Chairman, President and
                                          Chief Executive Officer